Exhibit 99.1

FOR IMMEDIATE RELEASE	(TSX VENTURE SYMBOL: CHA)

JANUARY 26, 2007

CHALLENGER ENERGY CORP. APPROVED FOR LISTING ON THE AMERICAN STOCK EXCHANGE

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or the “Company” — TSX Venture Exchange: CHA) of Calgary, Alberta, Canada announced today it has been approved for listing on the American Stock Exchange (AMEX). The Company expects its shares will begin trading on the AMEX on Monday, January 29, 2007 at 9:30 a.m. ET, under the stock ticker symbol CHQ. The AMEX specialist for Challenger will be Brendan E. Cryan and Company LLC (Mr. Cryan just celebrated his 50th anniversary with AMEX and is one of the most senior specialists on AMEX). Challenger’s common shares will also continue to trade on the TSX Venture Exchange (TSX-V) under the symbol CHA.

“The AMEX listing represents a major milestone for our Company,” said Greg Noval, Chairman. “Challenger will be joining a prestigious group of Canadian and international companies including Imperial Oil and other Canadian and internationally recognized corporations which trade on the American Stock Exchange. Challenger will gain increased visibility and market liquidity in the global investment community. We look forward to commencement of trading on the American Stock Exchange and we would like to thank both the American Stock Exchange and the U.S. Securities and Exchange Commission (“SEC”) for their support and efforts which will allow us to commence trading this coming Monday.”

Neil Mackenzie, President and CEO added, “Challenger is looking forward to drilling with Canadian Superior Energy Inc. (“Canadian Superior”, AMEX, TSX : SNG) as the operator, a three well back-to-back drilling program on Block 5(c) offshore Trinidad and Tobago, in one of the most coveted natural gas plays in the world. Drilling of the first well is scheduled to commence by the end of March, 2007.”

Greg Noval, added, “Trinidad is truly a ‘World Class’ basin with multiple large exploration and development opportunities as evidenced by recent drilling and development successes in close proximity to Canadian Superior’s land holdings and prospects. For example, as many as 18 of British Petroleum’s (BP’s) top 25 producing wells world-wide are located in Trinidad, including BP’s Cannonball Development Wells (3 wells making over 600 MMcf/d). Also, offsetting us to the west of our ‘Intrepid’ Block 5(c) is British Gas’s (BG) Dolphin and Dolphin Deep Developments (e.g. 2 wells in Dolphin Deep capable of making up to a total of 300 MMcf/d), both fields on trend with our ‘Intrepid’ Block 5(c) in the ‘dip’ direction (SW-NE). The same holds true in the ‘strike’ direction (NW-SE), with BP’s Manakin and Statoil’s Cocuina fields on trend to the southeast of our ‘Intrepid’ Block 5(c) and EOG Resources, Inc.’s 2006 discovery to the northwest, again directly on trend in the ‘strike’ direction. Furthermore, natural gas from Trinidad easily accesses the world’s largest natural gas markets and supplies approximately 80% of the United States’ Liquefied Natural Gas (LNG) which is very important to the North American natural gas supply.”

AMEX’s approval of the Company’s listing application is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia.

Cautionary Statements

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Challenger Energy Corp.

Calgary, Alberta

Attn: Investor Relations

Phone: (403) 503-8810

Information may also be obtained from Challenger Energy Corp.’s website at www.chaenergy.ca

The TSX Venture Exchange neither approved nor disapproved the contents of this press release.